Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
MOBILEYE GROUP INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

Mobileye Group Inc., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Article FIRST of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

FIRST: The name of the Corporation is Mobileye Holdings Inc. (hereinafter the “Corporation”).

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 23rd day of February, 2022.

MOBILEYE GROUP INC.

By:	/s/ Patrick Bombach
Name: Patrick Bombach
Title: President and Secretary